# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dare Bioscience, Inc., CIK 0001401914
CUSIP: 23666P2002
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3655 NOBEL DRIVE, 3655 NOBEL DRIVE, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 12/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002089796-25-000001
Filed by CIK 0002089796

## Reporting persons
- LAW CUSTODIAL INC.

## Item 1. Issuer
Name of issuer: Dare Bioscience, Inc.
Address of issuer's principal executive offices: 3655 NOBEL DRIVE, 3655 NOBEL DRIVE, SAN DIEGO, CALIFORNIA, 92122.

## Item 2. Person Filing
Name of person filing: Law Custodial Inc.
Address of principal business office or, if none, residence: 6/F, Wings Building, 110-116 Queen's Road Central, Central, Hong Kong
Citizenship: Samoa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentage used herein is calculated based upon 14,289,229 shares outstanding as of 12 November 2025 as filed by the issuer on 25 November 2025.
The reporting person's total beneficial ownership amounts to 1,109,428 ordinary shares (constituting approximately 7.8% of the ordinary shares outstanding); of which 631,401 ordinary shares are held as trustee with sole voting and dispositive power.
Percent of class: 7.8%
Sole power to vote or to direct the vote: 1,109,428
Sole power to dispose or to direct the disposition: 1,109,428

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LAW CUSTODIAL INC.: Shane Frederick Weir, Director (12/23/2025)